UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-1379

CUSIP Number: 404132

(Check One):     [X] Form 10-K     [    ] Form 20-F     [    ] Form 11-K     [    ] Form 10-Q     [    ] Form 10-D

[    ] Form N-SAR     [    ] Form N-CSR

For Period Ended: December 31, 2006

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—REGISTRANT INFORMATION

Landry’s Restaurants, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1510 W. Loop South

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the June 30, 2006 and subsequent 10-Q filings, Landry’s Restaurants, Inc. (the “Company”) voluntarily conducted a review of its stock option program. The voluntary review was overseen by the Company’s Board of Directors, including the Company’s independent directors. The Board engaged legal counsel, which in turn engaged a forensic accounting expert to assist with the review. The review found no evidence of intentional misconduct or wrong doing. The review did find administrative errors and that the granting process for certain stock option grants had not been complete resulting in incorrect measurement dates for certain stock option awards. In addition, the review found certain accounting errors which needed to be corrected.

Due to the volume of data subject to review, the Company will delay the filing of its Form 10-K for the year ended December 31, 2006.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven L. Scheinthal Esq.	(713)	386-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).

[X]  Yes    •  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    •  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sale of the Joe’s Crab Shack concept and the resulting loss from discontinued operations, certain impairment charges recognized in 2006 and the impact of additional stock compensation expense from the adoption of FAS 123R as well as from the review of option granting practices, the results of operations for the current year will not be comparable to the prior year. The Company has not completed its financial statements for 2006.

Landry’s Restaurants, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LANDRY’S RESTAURANTS, INC.

Date	March 16, 2007	By	/s/ Steven L. Scheinthal
Steven L. Scheinthal, Executive Vice President and General Counsel